SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 30, 2010 AND DRAWN UP IN SUMMARY FORMAT

1.        Date, time and venue: Annual Shareholders’ Meeting held on April 30, 2010, at 11:00 a.m., at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city of Rio de Janeiro.

2.        Call Notices: Call notices were published on April 15, 16 and 19, 2010 in the Diário Oficial do Estado do Rio de Janeiro on page 18, 40 and 59, respectively, in Valor Econômico newspaper, on page B3, D3 and C3, respectively, said notices to be filed at the Company’s headquarters.

3.        Attendance: Shareholders representing 57.42% of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of KPMG Auditores Independentes, Mrs. Carla Bellangero, and the Company’s Executive Officer, Mr. Paulo Penido Pinto Marques.

4.        Presiding: The Board member Antônio Francisco dos Santos chaired the meeting and invited Mr. Marcos Rodrigues Themudo Lessa to act as secretary.

5.        Agenda: (i) to appraise the management accounts, examine, discuss and vote the Financial Statements and the Management Report for the fiscal year ended December 31, 2009; (ii) to resolve on the allocation of net income for the fiscal year ended December 31, 2009, payment of dividends and ratification of the payment of interest on equity approved by the Board of Directors in the meeting held on December 17, 2009, including the approval of the capital budget for the current fiscal year, in compliance with article 196 of Law 6,404/76; (iii) to elect the members of the Board of Directors; and (iv) to establish the management’s total annual compensation for 2010.

6.        Resolutions: The following resolutions were taken by shareholders representing 57.42% of the Company’s voting capital, with the abstention of those legally prevented from voting and other duly registered abstentions and the vote instructions filed at the Company’s headquarters:

6.1.   Approval for drawing up these minutes in summary format and their publication without the signatures of those attending shareholders, as permitted by paragraphs 1 and 2 of article 130 of Law 6,404 of November 15, 1976 ("Law 6404/76"), respectively.

Companhia Siderúrgica Nacional

6.2.   Approval, by unanimous vote of attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, as all attending shareholders are cognizant thereof.

6.3.   Approval, by the majority of attending shareholders, being the abstentions filed at the Company’s headquarters, with the abstention of those legally prevented from voting, of the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2009, as released on February 25, 2010 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on March 11, 2010 in the Valor Econômico newspaper (page A29 to A44) and  in the Diário Oficial do Estado do Rio de Janeiro (page 90 to 108) and made available for shareholders on March 30, 2010, in accordance with the Notice to Shareholders published on March 30, 31, 2010 and on April 1, 2010  in the Valor Econômico newspaper (page C-3, B-15 and C-3, respectively) and on March 31, 2010 and April 5 and 6, 2010 in the Diário Oficial do Estado do Rio de Janeiro (page 101, 25 and 41, respectively.

6.4.   Approval, by unanimous vote of attending shareholders, of the allocation of net income for the fiscal year ended on December 31, 2009  in the amount of R$ R$ 2,568,577,150.28, adjusted by (a) the addition of R$ 269,173.04 and R$ 36,023.62 deriving from dividends and interest on equity assigned, respectively and (b) exchange rate variation in 2008, as provided for in CVM Resolution 624/2010, in the amount of R$ 1,098,604,034.56, deriving from adjustments of Law 11,638/2007, amounting to R$3,667,486,381.50 to be allocated as follows: (i) ratify the payment of R$ 320,000,000.00, paid in advance as Interest on Equity, corresponding to the gross amount of R$ 0.438967 per share, and except for the immune and exempted shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, and this rate shall be applied to the shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%), which in this case, they are subject to a twenty-five per cent (25%) withholding income tax, as provided for by Article 8 of Law 9,779/99; (ii) payment of dividends in the amount of R$1,500,000,000.00, corresponding to the gross amount of R$1.028828 per share to be paid by the Company in Brazilian local currency as of June 25, 2010, with no monetary restatement; (iii) allocate R$561,622,434.13 for the constitution of an investment reserve to meet the investments projects covered by the Capital Budget for the current year, approved herein, in compliance with the provisions of article 196 of Law 6,404/76; and (iv) constitute a reserve for Earnings to be Recognized over the non-mandatory dividend, in the amount of R$1,285,863,947.37. Considering that the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

Companhia Siderúrgica Nacional

6.5.   Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, that the Board of Directors is composed of 7 (seven) members.

6.6.   Pursuant to article 13, paragraph 2 of the Company’s Bylaws, the following board members were elected to compose the Company’s Board of Directors:  firstly, Antonio Francisco dos Santos, Brazilian, married, business administrator, identity card IFP 1.307.360, enrolled in the individual roll of taxpayers (CPF/MF) under no. 112.375.706-20, appointed by CSN Investment Club; followed by the re-election of Benjamin Steinbruch, Brazilian, married, industrialist, identity card SSP/SP 3.627.815-4, enrolled in the individual roll of taxpayers (CPF/MF) under no. 618.266.778-87; Jacks Rabinovich, Brazilian, married, industrialist, identity card SSP/SP 1.179.678, enrolled in the individual roll of taxpayers (CPF/MF) under no. 011.495.638-34; Fernando Perrone, Brazilian, married, attorney, identity card IFP 2.048.837, enrolled in the individual roll of taxpayers (CPF/MF) under no. 181.062.347-20; Dionísio Dias Carneiro Netto, Brazilian, legally separated, economist, identity card IFP/RJ 1.887.610, enrolled in the individual roll of taxpayers (CPF/MF) under no. 060.011.061-34; Yoshiaki Nakano, Brazilian, married, business administrator, identity card (RG) 5.157.491-3 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 049.414.548-04, and Gilberto Sayão da Silva, Brazilian, married, businessman, identity card (IFP/RJ) 04.625.996-6, enrolled in the individual roll of taxpayers (CPF/MF) under no. 016.792.777-90 and enrolled in the individual roll of taxpayers (CPF/MF) under no.  016.792.777-90, all of them domiciled in the city and state of Rio de Janeiro at Rua São José, 20, grupo, 1602, 16º andar. Thus, the Company’s Board of Directors comprises Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Fernando Perrone, Dionísio Dias Carneiro Netto,  Yoshiaki Nakano and Gilberto Sayão da Silva, all of whom with a term of office until the 2011 Annual General Meeting.

6.7.   Approval, by the majority of attending shareholders, of the Management’s total annual compensation at a maximum of R$60,000,000.00 (sixty million Reais), being the abstentions filed at the Company’s headquarters.

7.      Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman and Secretary and all attending shareholders.

8.      Documents Filed: The Notice to Shareholders informing that the documents referred to in article 133 of Law 6,404/1976 were available for consultation, the Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements and the Independent Public Accountants’ Report, as well as the approved Capital Budget are filed at the Company’s headquarters.

Companhia Siderúrgica Nacional

This is a free translation of the original minutes, drawn up in the proper book.

Rio de Janeiro, April 30, 2010.

President of the Meeting – Antonio Francisco dos Santos

Secretary of the Meeting – Marcos Rodrigues Themudo Lessa

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.